Cruiser Capital Releases Detailed Presentation on Ashland
Highlights Ashland's Clear, Urgent Operational and Corporate Governance Problems
Demonstrates the Current Board's Lack of Independence and Accountability to Stockholders, Efforts to Obfuscate the Facts, and Failure to Adequately Oversee Ashland's Management
Ashland Deserves a Board that is Aligned with Stockholders, Yet the Current Board's Actions Reveal a Consistent Pattern of Poor Corporate Governance
Steps Taken by Ashland Continue to Disenfranchise Stockholders – All Stockholders Should Have the Right to Elect Their Board Representatives
Vote Now on the WHITE Proxy Card to Elect Cruiser's Nominees – Industry Veterans Dr. Bill Joyce, Allen Spizzo, Carol Eicher and Pat Gottschalk – to the Board
New York – January 15, 2019 – Cruiser Capital Advisors, LLC ("Cruiser"), the beneficial owner of approximately 2.5% of the shares of Ashland Global Holdings Inc. ("Ashland" or "the Company") (NYSE:ASH) today issued a detailed presentation outlining the persistent operational, underperformance, and corporate governance issues plaguing the Company and demonstrating why stockholders should elect Cruiser's four highly-qualified nominees to the Board of Directors ("Board") at the Company's 2019 Annual Meeting of Stockholders ("Annual Meeting").

The presentation is available at www.ElevateAshland.com.

Keith M. Rosenbloom, Founder and Managing Member of Cruiser, stated, "We believe that good governance helps to define corporate culture and directly impacts superior operating performance. Ashland has gone to great lengths to not constructively engage with the Shareholder Nominees. Their sequence of transparent entrenchment tactics has clearly revealed a culture of poor corporate governance and the Board's seeming lack of respect for shareholder rights."

Key highlights from the presentation include:

•	Ashland's Board has been derelict in overseeing management and addressing critical operational and performance challenges, including:

o	Lack of Organic Growth
o	Sub-Optimal Margins
o	Poor Quality of Earnings
o	Poor Return on Assets
o	Anemic Free Cash Flow
o	Failed Restructurings/Initiatives
o	Bloated Cost Structure
o	High Management Compensation

•
Ashland's current directors have failed on nearly all counts when it comes to the attributes of a well-functioning Board, including transparency, alignment with stockholders, and effective oversight and independence:

o	The Board promotes TSR metrics that are impossible to have realized
o	The Board has engaged in obvious entrenchment tactics to avoid constructive engagement with stockholders
o
Ashland has mainly "reacted" versus being "proactive" when it comes to addressing operational and corporate governance problems – making improvements only when pushed by stockholders – why is that tolerable?

o	The Board has failed to follow its own corporate guidelines

•
Cruiser's four nominees are chemical industry veterans and possess the right executive experience and industry expertise needed to guide and challenge management and drive desperately-needed change. Each of the director nominees is highly invested in Ashland stock and fully aligned with shareholders as opposed to the directors we hope to replace who have never purchased a share of stock. The shareholder nominees are:

o
Dr. Bill Joyce – Director and Committee Chair of Hexion Inc.; Former CEO of: Union Carbide (purchased by Dow Chemical), Hercules (ultimately purchased by Ashland, and now a key component of ASI) and Nalco (purchased by Ecolab); Recipient of the Society of Chemical Industry Perkin Medal Award (the highest honor in the U.S. chemical industry). His trusts have purchased $35 million of Ashland Common Stock.

o
Allen Spizzo – Former CFO of Hercules; Has an intimate knowledge of Ashland's businesses; Director of Ferro Corp (NYSE: FOE), a leading specialty coatings business, where he chairs the Compensation Committee and is a member of the Audit Committee; Former director of A. Schulman (SHLM) which was sold to LyondellBasell (LYB) and OM Group (OMG) which was sold to Apollo. Has purchased Ashland stock.

o
Carol S. Eicher – President and Chief Executive Officer of Innocor, Inc. where she led its integration, growth and ultimate sale, generating a >4x return for her investors; Held senior leadership positions at Dow Chemical, Rohm and Haas, Ashland Chemical Company, and E.I. DuPont de Nemours; Director at Tennant (NYSE: TNC) where she chairs the Governance Committee; Former director of A. Schulman (SHLM). Has bought equity interests in Ashland.

o
Pat Gottschalk – Former Chairman and CEO of Union Carbide (2007-2012); Former President of Dow's multi-billion dollar coatings, monomers and plastic additives business; Director of Superior Plus Corporation (TSX: SPB) – member of Audit and Health, Safety and Environment Committees. Has purchased Shares of Ashland Common Stock.

•	Cruiser's nominees believe that solutions are urgently needed to maximize the underlying value of Ashland's businesses and drive stockholder value, including:

o	Understanding the underlying problems, in depth, driving Ashland's underperformance, which the Company's lack of engagement to date has hindered
o	Having the CEO hold town meetings so that all employees understand Ashland has real performance problems confronting it
o	Initiating Work Process Redesign productivity
o	Providing advice to the CEO on technology issues and commercialization and growth of new productions
o	Becoming best-in-class in corporate governance

Rosenbloom continued: "As Ashland shareholders, we have been continually disappointed by the Company's failure to address its persistent underperformance driven by operational and governance issues. Shockingly, for over six months the Company refused to even speak with the highly-regarded industry experts that we offered to make available – including Dr. Bill Joyce and Allen Spizzo – who are both noted executives with extensive experience. Ashland's actions in the face of our attempted engagement can only lead to one conclusion – the Board is plagued by a deep-seated culture of entrenchment. Ashland needs truly independent voices – elected by all stockholders – in the boardroom. We believe that our four nominees are the right individuals to deliver real change at Ashland and unlock the value that we believe exists there. We strongly urge the Company's stockholders to make their voices heard at the upcoming Annual Meeting."

Cruiser urges its fellow stockholders to vote on the WHITE proxy card for the election of its four highly-qualified nominees – Dr. Bill Joyce, Allen Spizzo, Carol Eicher, and Pat Gottschalk – at Ashland's upcoming Annual Meeting on Friday, February 8, 2019.

Investor Contact:
Bruce Goldfarb / Jason Alexander
Okapi Partners LLC
212-297-0720
ElevateAshland@okapipartners.com

Media Contact:
 Dan Zacchei / Joe Germani
Sloane & Company
212-486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Cruiser Capital Advisors
Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive stockholder value. Cruiser may be contacted at Info@Cruisercap.com.

Publicly Available Information
The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information
On January 7, 2019, Cruiser Capital Master Fund LP filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "proxy statement") and WHITE proxy card in connection with the 2019 Annual Meeting of Stockholders of Ashland Global Holdings Inc. (the "Company").  Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and is soliciting votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees").  Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, the Company and related matters.  Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed with the SEC by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation
The following persons may be deemed to be participants in the planned solicitation from the Company's stockholders of proxies in favor of the Nominees (the "Participants"): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. Information regarding the Participants and their interests may be found in the proxy statement, as filed with the SEC on January 7, 2019 and incorporated herein by reference.